REXAM

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 16 2007
WASH. D.C. 186

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

07026066

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

dw 8/20

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

Latest News

01 August 2007

Rexam completes acquisition of O-I Plastics

Rexam, the global consumer packaging group and the world's leading beverage can maker, is pleased to announce that it has completed the acquisition of O-I Plastics which was initially announced on 11 June 2007. O-I Plastics, a leading US manufacturer of rigid plastic healthcare packaging and plastic closure systems, will now be merged with Rexam's current Plastic Packaging operations.

Rexam, with its leading positions in Beverage Cans and in Plastic Packaging, now has two significant and strategically well positioned global businesses with good growth prospects.

Enquiries

Rexam +44 20 7227 4100
Leslie Van de Walle,
Chief Executive Officer
David Robbie,
Finance Director
Jonathan Thornton,
Group Communications Director

Financial Dynamics +44 20 7269 7121
Richard Mountain

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to some of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam's sales from continuing operations for the year ended 31 December 2006 were approximately £3.3 billion. We employ some 21,000 people in more than 20 countries and are a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information on Rexam, visit www.rexam.com

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Challenging half year – now well positioned for future growth

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces its results for the six months to 30 June 2007.

Underlying business performance [1]	6 months to 30.6.07	6 months to 30.6.06 restated
Sales from ongoing operations [2]	**£1,666m**	£1,582m
Underlying operating profit from ongoing operations	**£146m**	£174m
Underlying profit before tax	**£98m**	£121m
Underlying earnings per share	**11.7p**	16.4p
Dividends, declared or paid, per share	**8.3p**	7.9p

Highlights

- **Sales from ongoing operations up 5%, with strong organic [3] sales growth of 10%**
- **Underlying operating profit from ongoing operations impacted by high aluminium cost, US strike and currency translation of weak US dollar**
- **Portfolio restructured towards higher growth with announced acquisition of O-I Plastics and Rostar and sale of Glass**
- **Beverage Can continued strong demand in Europe and South America offset by weaker North American volumes**
- **Substantial price increases gained on open beverage can contracts in Europe**
- **Plastic Packaging sales up 4% and underlying operating profit up 11% on an organic basis; underlying margins improved to 11.1%**
- **Significant capital expenditure to support future growth**

Commenting on the 2007 half year results, Rolf Börjesson, Rexam's Chairman, said:

"The first half was every bit as challenging as we had expected, with the lower results masking significant progress in a number of areas. We delivered good sales growth; implemented substantial price rises on the open European beverage can sales contracts; invested further in organic growth and continued to make good efficiency savings.

"Rexam has undergone significant change in the first half of 2007. We stepped up the execution of our strategy to focus the business on higher growth, higher margin segments and emerging markets. To that end we sold our Glass business and will reinvest the proceeds in the Plastic Packaging and Beverage Can sectors.

"Looking ahead, we are confident that we are well positioned for future growth. We will maintain our focus on results delivery, and especially margin improvement, and we continue to anticipate that the year as a whole will be in line with our expectations".

Statutory results [4]	6 months to 30.6.07	6 months to 30.6.06 restated
Continuing operations:		
Sales	**£1,688m**	£1,637m
Operating profit	**£146m**	£196m
Profit before tax	**£97m**	£154m
Total profit for financial period	**£135m**	£125m
Total basic earnings per share	**22.9p**	22.5p

31 July 2007

[1] Underlying business performance is continuing operations before exceptional items
[2] Ongoing operations reflect underlying business performance excluding businesses that have been disposed or are held for sale in either 2007 or 2006
[3] Underlying business performance adjusting for impact of disposals, acquisitions and currency translation
[4] Statutory results include exceptional items and discontinued operations

Enquiries

Rexam PLC 020 7227 4100
Leslie Van de Walle, Chief Executive Officer
David Robbie, Finance Director

Financial Dynamics 020 7269 7291
Richard Mountain

Editors' notes:

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to some of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam's sales from continuing operations for the year ended 31 December 2006 were approximately £3.3 billion. We employ some 21,000 people in more than 20 countries and are a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information on Rexam, visit www.rexam.com

A copy of this release will be posted on the Rexam website, www.rexam.com. An on demand webcast of the 2007 interim results presentation with synchronised slides will be available on the website from after 14:00 UK time on 31 July 2007.

A dial in conference call will be held at 14:30 UK time. For callers in the US please dial (480) 629 9562. The dial in number in the UK is +44 20 7190 1596.

Business review

Rexam has undergone a number of portfolio and structural changes since the first half of 2006, which makes direct comparison with the equivalent period last year less straightforward than normal. During the first half of 2007, we stepped up the execution of our strategy to focus the business on higher growth, higher margin segments and emerging markets, selling our Glass business and reinvesting the proceeds in the Plastic Packaging and Beverage Can sectors. As anticipated, underlying operating profits were lower than the first six months last year masking significant progress in a number of areas which we will build on going forward. We delivered good sales growth; implemented substantial price rises on the open European beverage can sales contracts; invested further in organic growth and continued to make good efficiency savings.

As a Group, Rexam delivered top line growth of 5% to £1,666m from ongoing operations, continuing the momentum from last year. Organic sales growth was 10% with acquisitions contributing 1% offset by currency translation, mainly the US dollar, of 6%.

Underlying operating profit from ongoing operations was £146m compared with £174m for the six months to June 2006 as restated for the sale of the Glass business. The difference is attributable to a number of items including the continuing impact of high input costs (£43m, including the £13m realised in 2006 on the renegotiation of a metal supply contract not repeated in 2007), the weakening US dollar (£11m) as well as the impact of the four week strike at nine of our US can making facilities in April and May 2007 (£10m). Underlying profit before tax was £98m (2006: £121m) and underlying earnings per share were 11.7p (2006: 16.4p).

For continuing operations on a statutory basis, which includes the effect of acquisitions, disposed businesses and currency translation, sales were £1,688m (2006: £1,637m) and profit before tax was £97m (2006: £154m). Total profit for the period, including profit from discontinued operations of £67m (2006: £11m), was £135m (2006: £125m) and total basic earnings per share were 22.9p (2006: 22.5p).

Beverage Cans

	6 months to 30.6.07	6 months to 30.6.06
Sales	**£1,297m**	£1,224m
Underlying operating profit	**£105m**	£136m
Return on sales	**8.1%**	11.1%

During the first half of 2007, Beverage Cans delivered good growth with volumes increasing 3% across our global business led by continued strong demand in Europe and South America, offset by a weaker year on year performance in North America. Capacity utilisation remains high at all our beverage can plants and we succeeded in gaining substantial price increases in 2007 on the open one third of sales contracts which were renegotiated in Europe. Despite the increased volume and better pricing, margins across Beverage Cans were down on the equivalent period last year mainly owing to continuing high aluminium prices and the costs associated with the strike in the US. We remain confident that margins will improve in the second half and further still in 2008 as we see continued volume growth and improved pricing.

In Europe, our beverage can volume growth continued its good performance in 2006, increasing 14% on the same period last year as a result of buoyant market conditions in a number of European countries and the sustained growth of the energy drinks market whose packages of choice are the 25cl can and, increasingly, the Rexam Sleek™ can. As a result, we are extending our investment plans in the greenfield can making plant

in Austria with an additional line (making three in total) which will be fully operational by late 2008. In Spain we are installing a further steel line to meet market growth there, and in Egypt we are adding a second steel line to the plant acquired in 2006. The lines in Spain and Egypt are expected to come on stream in the second quarter of 2008. As previously announced, this continued investment, especially in the growing European market, will mean that capital expenditure in 2007 and 2008 will be higher than historic levels for Rexam.

In North America, volumes declined 10% overall compared with the equivalent period last year owing to a drop in carbonated soft drinks volumes, the strike at nine of our plants and reduced production as we continue to convert 12oz lines to higher growth specialty size capacity. We expect the total impact of the strike to be up to £15m in the full year. Encouragingly, specialty can volumes (which now account for approximately 14% of volumes in the US) grew more than 29% compared with the equivalent period last year. In addition to the line conversions, we added a line for specialty sizes and initiated further optimisation projects on our 24oz lines. Overall, trading in the US is back on track after the strike.

In South America, volumes increased 16% compared with the equivalent period last year, fuelled by continued strong growth in Argentina and Chile and continued growth in specialty cans in Brazil. However, profits were impacted by a higher cost base owing to the strengthening of the Real against the US dollar. With the start up of the Manaus plant and further investment in the Recife plant, we continue to implement our global end manufacturing strategy to create a South American manufacturing hub for end needs across the Americas and to meet strong demand in Europe.

In Central America, we announced the formation of a 50-50 joint venture with Envases Universales with regard to a greenfield plant in Guatemala, which will have a capacity of one billion cans. We already have a beverage can making plant in Queretaro, Mexico, and this joint venture strengthens our presence in a market growing at a rate of about 6% per annum.

In July, we announced that we had reached agreement to acquire Rostar, the main beverage can maker in Russia, for US$297m. The transaction is subject to regulatory approval from the Russian antimonopoly commission and is expected to complete in the fourth quarter of 2007. Rostar has two manufacturing facilities, one near Moscow and one near St Petersburg with a combined annual capacity of some three billion beverage cans. The acquisition is in line with our emerging markets strategy and represents an excellent opportunity for Rexam. We have been in Russia for over 10 years, and this, along with our greenfield plant in Argayash (near Chelyabinsk) and the investment in new lines at our existing plant, positions us well in a market that is expected to grow at around 8% per annum in the medium term.

In India, our joint venture produced its first beverage cans and we expect the plant to be running at close to full capacity by the end of 2008 to meet the demands of this rapidly growing market.

The price of aluminium remained at an average of US$2,770 per tonne for the first six months of the year. For the remainder of 2007, we have exposure to around 70,000 tonnes and are forecasting a price of between US$2,600 and US$2,700 per tonne. However, we expect the aluminium exposure risk to reduce over time. As stated in the 2006 results announcement in February 2007, we are largely unaffected by the changes in the cost of aluminium in the Americas as major customers agree the cost in advance with their suppliers, effectively resulting in a cost pass through. In Europe, we are negotiating with increasing numbers of large customers to opt for the pass through model such that some 50% of metal requirements are expected to be on this basis in 2008. In addition, by year end, we will renegotiate a further third of our open European beverage can sales contracts for 2008 supply and are confident that we will achieve further price rises.

Plastic Packaging

	6 months to 30.6.07	6 months to 30.6.06
Sales	**£369m**	£358m
Underlying operating profit	**£41m**	£38m
Return on sales	**11.1%**	10.6%

Plastic Packaging sales were up 3% on the equivalent period last year benefiting from organic growth of 4% and acquisitions of 5%, offset by a 6% negative effect of currency translation. Underlying operating profit was up 8%, 11% of which was organic and 5% from acquisitions, offset by 8% on currency translation. Margins improved against last year to 11.1%.

Sales and profits growth in Dispensing Systems was strong, as a result of a good performance from fragrance and lotion pumps, while the Pharma division benefited from increased sales in certain of its main product areas. Progress in the Closures & Containers and the Home & Personal Care divisions was tempered as a result of lower demand from some key customers. In Food, the US business delivered on a consistently strong track record. Following the strategy to develop high barrier food packaging outside the US, we are exiting the manufacture of lower margin food container products in the UK and starting production of high barrier containers. This process is in its early stages and, as a result, overall sales declined in the Food division year on year, but we are confident that this strategic shift will deliver good returns over the medium term.

Following the restructuring announced last November, Make Up improved its profitability and performance is expected to improve further in the second half of 2007. This phase of restructuring, which included a headcount reduction of 1,000 and plant rationalisations in China and Europe, is now almost complete. Going forward, we will pursue further restructuring plans and focus on the sustainable recovery of the Make Up division.

Our strategy to capture growth in plastic packaging was reflected in the acquisition of O-I Plastics for US$1,825m (including tax benefits acquired), announced in June and expected to complete on 31 July. O-I Plastics is a leading US manufacturer of rigid plastic healthcare packaging and plastic closure systems. It transforms our Plastic Packaging business, creating meaningful scale and leading positions in two important rigid plastic packaging growth segments: healthcare packaging and closures.

O-I Plastics is an excellent fit in terms of customers, technologies, innovation, end use applications and geography and offers significant value creation opportunities through cost and revenue synergies. It is anticipated that these will amount to approximately US$40m per annum by 2010.

The acquisition also enables us to implement a new structure for Plastic Packaging, combining the six divisions into three larger units of broadly similar size in revenue terms; Healthcare, Closures and Personal Care. This structure will provide further opportunities to streamline the business and leverage our international scale.

Financial performance

The basis of preparation of the interim consolidated financial statements is set out in note 1 to the interim consolidated financial statements.

The summary Group consolidated income statements for the six months to 30 June 2007 and six months to 30 June 2006 are set out below.

	Underlying business performance[1] £m	Exceptional items £m	Total £m
6 months to 30 June 2007:			
Continuing operations:			
Sales	**1,688**	**-**	**1,688**
Operating profit/(loss)	**148**	**(2)**	**146**
Share of associates loss after tax	**(1)**	**-**	**(1)**
Total net finance cost [2]	**(49)**	**1**	**(48)**
Profit/(loss) before tax	**98**	**(1)**	**97**
Profit/(loss) after tax - continuing operations	**69**	**(1)**	**68**
Discontinued operations:			
Profit for financial period			**67**
Total profit for financial period			**135**
Total basic earnings per share (p)			**22.9**
Underlying earnings per share (p)	**11.7**		
Dividend per ordinary share (p) [3]			**8.3**
6 months to 30 June 2006, restated:			
Continuing operations:			
Sales	1,637	-	1,637
Operating profit	178	18	196
Share of associates profit after tax	-	8	8
Total net finance cost [2]	(57)	7	(50)
Profit before tax	121	33	154
Profit after tax - continuing operations	91	23	114
Discontinued operations:			
Profit for financial period			11
Total profit for financial period			125
Total basic earnings per share (p)			22.5
Underlying earnings per share (p)	16.4		
Dividend per ordinary share (p)			7.9

1 Underlying business performance is the primary performance measure used by management, who believe that exclusion of exceptional items aids comparison of underlying performance of continuing operations, which now excludes the discontinued Glass business. Exceptional items include the gains and losses on disposal of businesses, the restructuring and integration of businesses, major asset impairments and disposals, the subsequent recognition of acquired deferred tax assets, the amortisation of certain acquired intangible assets and non hedge accounted fair value movements on financing derivatives.

2 Comprises net interest and retirement benefit obligations net finance cost.

3 Declared on 31 July 2007 and payable on 6 November 2007. This dividend has not been accrued in these interim consolidated financial statements.

A summary of underlying business performance from continuing operations is set out below.

	6 months to 30.6.07 £m	6 months to 30.6.06 restated £m
Ongoing operations	**1,666**	1,582
Disposals	**22**	55
Sales	**1,688**	1,637
Ongoing operations	**146**	174
Disposals	**2**	4
Underlying operating profit	**148**	178
Share of associates loss after tax	**(1)**	-
Underlying total net finance cost	**(49)**	(57)
Underlying profit before tax	**98**	121
Underlying profit after tax	**69**	91
Underlying earnings per share (p)	**11.7**	16.4

The following tables, showing sales and underlying operating profit, compare the ongoing operations on a consistent basis. This basis excludes disposals and businesses held for sale (described as "Disposals") and discontinued operations but includes prior year acquisitions as if acquired on 1 January 2006, by adding their pre-acquisition results (described as "Acquisitions 2006"). It also highlights organic change and currency fluctuations arising on translation. Organic change is the year on year change on ongoing operations from businesses owned since the beginning of 2007.

Analysis of sales movement

	Total £m	Beverage Cans £m	Plastic Packaging £m
Sales reported 6 months to 30.6.06	1,637		
Disposals 2006	(55)		
Ongoing operations 6 months to 30.6.06 reported in 2007	1,582	1,224	358
Acquisitions 2006	22	2	20
Currency fluctuations	(99)	(77)	(22)
Ongoing operations 6 months to 30.6.06 pro forma basis	**1,505**	**1,149**	**356**
Organic change in sales	161	148	13
Ongoing operations reported 6 months to 30.6.07	**1,666**	**1,297**	**369**
Disposals 2007	22		
Sales reported 6 months to 30.6.07	1,688		

Organic sales growth, which excludes the impact of acquisitions, disposals and the effects of currency translation, was £161m, an increase of 10% of which £76m came from pass through of raw material cost increases, principally aluminium in the North and South American Beverage Can operations. Price increases contributed £22m in total, primarily from European Beverage Cans renegotiation of its open sales contracts for 2007 supply, whilst volume and mix gains, predominantly in Beverage Cans, added a further £63m. Within Beverage Cans there were strong performances from the European and South American businesses. Volumes in North America were down, due to reduced demand for 12oz cans for carbonated soft drinks, the

US strike and production downtime as we continued the conversions of 12oz lines into higher growth specialty can lines. The Plastic Packaging improvement was driven by higher volumes across most of its businesses, especially in Dispensing Systems and Pharma.

Analysis of underlying operating profit movement

	Total £m	Beverage Cans £m	Plastic Packaging £m
Underlying operating profit reported 6 months to 30.6.06	178		
Disposals 2006	(4)		
Ongoing operations 6 months to 30.6.06 reported in 2007	174	136	38
Acquisitions 2006	2	-	2
Currency fluctuations	(12)	(9)	(3)
Ongoing operations 6 months to 30.6.06 pro forma basis	**164**	**127**	**37**
Organic change in operating profit	(18)	(22)	4
Ongoing operations reported 6 months to 30.6.07	**146**	**105**	**41**
Disposals 2007	2		
Underlying operating profit reported 6 months to 30.6.07	148		

Analysis of the organic change in underlying operating profit.

	Total £m	Beverage Cans £m	Plastic Packaging £m
Price changes	98	102	(4)
Cost changes	(156)	(148)	(8)
Price and cost changes	(58)	(46)	(12)
Volume/mix changes	22	15	7
Efficiency and other savings	18	9	9
Organic change in underlying operating profit	(18)	(22)	4

The reduction in underlying operating profit, after adjusting for the impact of acquisitions, disposals and currency, was £18m, which reflects the continued high input costs together with the impact of the strike in the US Beverage Can business.

Within the European and North American Beverage Can operations, price increases and pass through arrangements largely covered the effect of rising aluminium prices. A gain of £13m realised in 2006 on the renegotiation of a metal supply contract in the US was not repeated. A four week strike, which cost an estimated £10m, also hampered the North American business. Overall, growth in energy drinks and non standard can sizes along with efficiency savings combined to counter higher metal conversion costs in the South American operations.

Plastic Packaging reported an 11% organic improvement in underlying operating profit. Good volume growth in most businesses, together with efficiency savings, were more than sufficient to cover contractual price concessions to secure volume on some long term contracts as well as general cost increases. Changes in resin costs did not affect the profits significantly; negative price changes shown in the table above were a result mainly of the pass through to customers of cost reductions in certain grades of resin.

Exchange rates

The principal exchange rates used in the preparation of the interim consolidated financial statements are as follows.

	6 months to 30.6.07	6 months to 30.6.06	Year to 31.12.06
Average:			
US dollar	**1.97**	1.79	1.84
Euro	**1.48**	1.46	1.47
Closing:			
US dollar	**1.99**	1.82	1.96
Euro	**1.49**	1.45	1.49

Consolidated income statement

The US dollar and the euro are the principal currencies that impact our results. The movement in exchange rates had the following impact on the translation into sterling for sales and underlying operating profit in the first half of 2007.

	Sales £m	Underlying operating profit £m
US dollar	**(90)**	**(11)**
Euro	**(5)**	**(1)**
Other currencies	**(4)**	**-**
	(99)	**(12)**

In addition to the translation exposure, the Group is also exposed to movements in exchange rates on certain of its transactions. These are principally the US dollar/euro movement and the US dollar/Brazilian Real movement on the European and South American Beverage Can operations respectively. The exposure in Europe is largely hedged and therefore did not impact underlying profit in the first half of this year. The exchange rate movements between the US dollar and Brazilian Real reduced underlying operating profit by about £2m in the current period.

Consolidated balance sheet

Most of the Group's net borrowings are denominated in US dollars and euros. Currency movements, mainly related to the US dollar, did not have a significant effect, reducing net borrowings by £2m and reducing equity by £13m.

Exceptional items

The exceptional items arising in the first half of 2007 are as follows.

	£m
Retiree medical gain (net of legal costs)	**4**
Amortisation of acquired intangible assets	**(6)**
Total included in operating profit	**(2)**
Financing derivative market value changes	**1**
Total exceptional items before and after tax	**(1)**

As a consequence of the settlement of the strike in the US Beverage Can business, retiree medical liabilities were reduced. This change resulted in an exceptional gain (net of legal costs) of £4m. We anticipate further significant reductions in retiree medical liabilities in the second half of 2007 if court approval is received for mediation proposals agreed with unions concerning certain retired employees.

Intangible assets, such as patents and customer contracts, are recognised on the acquisition of businesses and amortised over their useful life. Separate disclosure of the amortisation of such acquired intangibles aids comparison of organic growth in underlying profit. Therefore this cost, which may become more significant as the impact of recent and future acquisitions is reflected, should be separately disclosed within exceptional items.

The fair value of derivatives arising on financing activities directly relates to changes in interest rates and foreign exchange rates. The fair value gain on financing derivatives for the period was £1m (June 2006: £7m, December 2006: £7m). The impact of embedded derivatives and derivatives arising on trading items such as commodities and forward foreign exchange contracts is included within underlying operating profit.

The gain arising on the sale of the Glass business is discussed in "Discontinued operations" below.

Underlying total net finance cost

The underlying total net finance cost comprises.

	6 months to 30.6.07 £m	6 months to 30.6.06 £m	Year to 31.12.06 restated £m
Net interest	**(43)**	(44)	(90)
Retirement benefit obligations net finance cost	**(6)**	(13)	(22)
Underlying total net finance cost	**(49)**	(57)	(112)

The underlying total net finance cost reduced by £8m compared with the prior year, primarily due to the reduction in retirement benefit obligations net finance cost following the significant decrease in liabilities as discussed in 'Retirement benefits' below. The average market interest rates for US dollar and euro borrowings were up by 37 and 119 basis points respectively compared with the prior period. However, the higher interest rates were offset by lower average net borrowings; the overall average interest rate during the period was 6.3%, compared with 6% for the equivalent period last year.

Based on reported underlying operating profit, interest cover was just over 3.4 times compared with 4.7 times for the six months to June 2006. This reduction is due to lower underlying operating profit and the transfer of the Glass business to discontinued operations. The impact of the latter is to exclude underlying operating profit attributable to the Glass business but not to recognise the expected reduction in interest cost arising on the disposal proceeds. Including notional interest attributable to the Glass disposal proceeds, interest cover in 2007 would have improved to around 5 times. Interest cover is based on underlying operating profit divided by underlying net interest excluding charges in respect of retirement benefit obligations and, in 2006, preference dividends.

Tax

The tax charge on profit before exceptional items for the six months to 30 June 2007 was £29m (30%) (June 2006 restated: £30m (25%)). Last year's tax rate benefited from provision releases following progress on certain European tax audits. The charge for the six months to 30 June 2007 is based on the forecast rate for the year to 31 December 2007. This reflects the mix of territories in which Rexam operated at 30 June 2007,

offset in part by the availability of tax incentives in some jurisdictions. The acquisition of O-I Plastics will change the geographic mix of the Group's profits and will therefore impact its underlying tax rate going forward. We anticipate a modest increase in the rate, as most of the O-I Plastics profits are generated in the United States.

Tax payments in the first half of the year were £22m compared with £29m for the equivalent period last year, principally reflecting changes in the timing and amount of instalment payments in the US and France.

Earnings per share

	6 months to 30.6.07	6 months to 30.6.06 restated	Year to 31.12.06 restated
Underlying earnings per share from continuing operations (pence)	**11.7**	16.4	35.6
Total basic earnings per share (pence)	**22.9**	22.5	39.7
Average number of shares (millions)	**588.4**	555.1	561.3

Underlying earnings per share from continuing operations fell from 16.4p to 11.7p. This is due to the decrease in underlying profit before tax, the increase in the tax rate compared with the prior year as well as the higher average number of shares in issue following the conversion of the convertible preference shares in October 2006 and the placement of 58 million ordinary shares in June 2007.

Total basic earnings per share, which includes exceptional items and discontinued operations, were 22.9p (June 2006: 22.5p). Overall, the impact of exceptional items and discontinued operations in 2007 was greater than those reported in the equivalent period last year and was sufficient to offset the factors that reduced underlying earnings per share.

Discontinued operations

On 12 March 2007 we announced that we had reached agreement to sell the Glass business to Ardagh Glass Group PLC; the disposal was completed on 21 June 2007. Following that announcement, the Glass business was classified as a discontinued operation and consequently its results are disclosed separately from the continuing operations. A summary of the performance of discontinued operations is set out below.

	Period from 1.1.07 to 21.6.07 £m	6 months to 30.6.06 restated £m	Year to 31.12.06 restated £m
Sales	**213**	208	437
Underlying operating profit:			
Before depreciation and amortisation adjustment [1]	**15**	16	40
Depreciation and amortisation adjustment [2]	**11**	-	-
After depreciation and amortisation adjustment	**26**	16	40
Underlying profit before tax	**26**	16	39
Underlying profit after tax	**18**	11	28
Exceptional gain on disposal (net of tax)	**49**	-	-
Total profit after tax	**67**	11	28

1 Central overheads, excluded from the above table, previously allocated to the Glass business have been reallocated to the Beverage Cans and Plastic Packaging operations. Had these overheads been allocated for the six months to June 2007 they would have amounted to £2m (June 2006: £2m, December 2006: £4m).

2 The Glass business was classified as a disposal group on 12 March 2007 and accounting standard IFRS5 requires that depreciation and amortisation is not charged following such classification.

Retirement benefits

Retirement benefit obligations (net of tax) on the balance sheet at 30 June 2007 were £184m, a significant reduction from £365m at 31 December 2006, principally due to higher discount rates which are used to value the liabilities in the defined benefit pension plans.

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the consolidated statement of recognised income and expense. These changes reduced the retirement benefit obligations by £143m in the six months to 30 June 2007, as detailed below.

	£m
Defined benefit pension plans:	
Plan assets - returns higher than expected	**24**
Plan liabilities - higher discount rates	**179**
Actuarial gains before tax	**203**
Tax	**(60)**
Actuarial gains after tax	**143**

The total cash payments in respect of retirement benefit obligations are as follows.

	6 months to 30.6.07 £m	6 months to 30.6.06 £m	Year to 31.12.06 £m
Defined benefit pension plans	**18**	16	44
Other pension plans	**4**	2	4
Retiree medical	**6**	7	12
Total cash payments	**28**	25	60

It is expected that the total cash payments for the full year will be approximately £66m as a result of higher contributions to the UK plan, to reduce the deficit, and further contributions to the US plan.

The analysis of the retirement benefit obligations net finance cost from continuing operations is as follows.

	6 months to 30.6.07 £m	6 months to 30.6.06 £m	Year to 31.12.06 restated £m
Defined benefit pension plans:			
Expected return on plan assets	**65**	63	126
Interest on plan liabilities	**(66)**	(69)	(136)
	(1)	(6)	(10)
Retiree medical - interest on liabilities	**(5)**	(7)	(12)
Net finance cost	**(6)**	(13)	(22)

The reduction in net finance cost compared with the six months to 30 June 2006 is due to higher asset returns and lower pension and retiree medical liabilities which offset the impact of higher discount rates.

Cash flow

Free cash flow for the period was an outflow of £26m compared with an inflow of £30m for the six months to June 2006. This largely reflects the reduction in underlying operating profit and the substantial increase in capital expenditure to support growth in strategic and emerging markets, which was partly offset by an improvement in working capital.

	6 months to 30.6.07 £m	6 months to 30.6.06 restated £m	Year to 31.12.06 restated £m
Continuing operations:			
Underlying operating profit	**148**	178	375
Depreciation and amortisation [1]	**65**	67	132
Retirement benefit obligations	**(15)**	(12)	(31)
Change in working capital	**(35)**	(42)	(8)
Other movements	**2**	(6)	(25)
Cash generated from continuing operations	**165**	185	443
Cash generated from discontinued operations	**24**	17	74
Capital expenditure (net)	**(134)**	(88)	(200)
Net interest and tax paid	**(81)**	(84)	(147)
All other movements	**-**	-	3
Free cash flow	**(26)**	30	173
Equity dividends	**(65)**	(59)	(103)
Business cash flow	**(91)**	(29)	70
Acquisitions [2]	**(17)**	(195)	(215)
Disposals [3]	**407**	1	25
Cash flow including borrowings acquired and disposed	**299**	(223)	(120)
Conversion of convertible preference shares	**-**	-	69
Other non cash movements	**11**	43	90
Share capital changes	**281**	6	9
Net borrowings at the beginning of the year	**(1,172)**	(1,220)	(1,220)
Net borrowings at the end of the period	**(581)**	(1,394)	(1,172)

1 Excludes amortisation of certain acquired intangibles amounting to £6m (June 2006: £4m, December 2006: £11m).
2 Includes net borrowings acquired of £nil (June 2006: £9m, December 2006: £13m).
3 Includes net borrowings disposed of £142m (June 2006: £nil, December 2006: £4m).

Capital expenditure - continuing operations

	6 months to 30.6.07	6 months to 30.6.06	Year to 31.12.06
Capital expenditure (gross) (£m)	**117**	74	168
Depreciation and amortisation (£m)	**65**	67	132
Ratio (times)	**1.80**	1.10	1.27

Capital expenditure includes computer software that has been capitalised. Amortisation excludes £6m (June 2006: £4m, December 2006: £11m) amortised on patents, customer contracts and intangibles other than computer software.

Gross capital expenditure by continuing operations in the first six months was £117m, about 1.8x depreciation and amortisation. This level of expenditure reflects a substantial commitment to investments in strategic and growth projects. The principal projects in the first half of 2007 were in the Beverage Cans business and in the European operations in particular, including the wall-to-wall facility in Austria (for Red Bull) and the new can plant and additional can line in Russia. The Beverage Cans businesses in North and South America are converting lines to produce specialty cans and investing in new plants to meet market and regional demand. For the full year, it is anticipated that the level of capital expenditure will be around £300m. This will include additional lines in Austria and Spain, a second line in Egypt and further conversion projects. The Plastics operation will also continue to invest to support a range of cosmetic and, especially, pharmaceutical markets.

Capital expenditure - discontinued operations

Gross capital expenditure by the Glass business in 2007 was £17m (June 2006: £15m, December 2006: £46m) and depreciation and amortisation charged was £7m (June 2006: £20m, December 2006: £38m).

Acquisitions

Expenditure on acquisitions in the first six months totalled £17m as set out below.

	£m
Beverage Cans: joint venture in Guatemala	**11**
Payments in respect of prior year and other acquisitions	**6**
	17

In June 2007, we announced the acquisition of O-I Plastics, for a consideration of US$1,825m, which will transform the scale and reach of the Plastic Packaging operation. The structuring of the acquisition is expected to give rise to tax benefits with an estimated net present value of US$260m and, therefore, the effective cost for O-I Plastics is US$1,565m. This acquisition is expected to complete, following regulatory clearances, on 31 July 2007. In addition, we announced the proposed acquisition of the Russian can manufacturer, Rostar, for US$297m and this transaction is expected to complete in the final quarter of 2007. These acquisitions, together with the joint venture in Guatemala, are consistent with our strategy to expand our positions in growth markets.

Disposals

In June we completed the sale of our Glass business to the Ardagh Group. The profit on the sale after tax, reported as an exceptional item within discontinued operations, was £49m. The sale followed a review of the position of the Glass business within our consumer packaging portfolio and was consistent with our strategy to focus investment on organic growth and acquisitions in higher growth and emerging markets.

Proceeds from the disposal of the Glass business, net of costs and including borrowings and retirement benefit liabilities disposed, totalled £407m.

The process to sell our plastic bottle operations in Sweden and the Czech Republic continues.

Balance sheet and borrowings

	As at 30.6.07 £m	As at 30.6.06 restated £m	As at 31.12.06 restated £m
Goodwill and other intangible assets	**1,437**	1,601	1,532
Property, plant and equipment	**1,015**	1,206	1,190
Retirement benefits net of tax	**(184)**	(379)	(365)
Other net assets	**38**	166	64
	2,306	2,594	2,421
Shareholders equity, including minority interests	**1,725**	1,200	1,249
Net borrowings [1]	**581**	1,394	1,172
	2,306	2,594	2,421
Return on invested capital (%) [2]	**11.1**	13.5[4]	15.0[4]
Interest cover (times) [3]	**3.4**	4.7[4]	4.8[4]
Gearing (%) [5]	**34**	116	94

1 Net borrowings comprise borrowings, the liability element of convertible preference shares, cash and cash equivalents and certain derivative financial instruments.

2 Underlying operating profit plus share of associates profit after tax divided by the average of opening and closing balances of each of net borrowings and equity, after adding back retirement benefit obligations (net of deferred tax). Underlying operating profit and share of associates profit/(loss) after tax are annualised by doubling the results for the six month periods.

3 Based on underlying operating profit divided by underlying net interest expense excluding preference dividends.

4 The return on invested capital and interest cover for 2006 have not been restated for the reclassification of the Glass business to discontinued operations.

5 Based on net borrowings divided by equity including minority interests.

The level of net borrowings at 30 June 2007 reflects the proceeds from the sale of the Glass business (£407m) and from the equity share placing (£280m), both in June 2007. These proceeds, together with €750m raised under a subordinated bond issue (subsequently swapped into US dollars) will be used to fund the acquisitions of O-I Plastics and Rostar when they are completed. Had these acquisitions been completed at 30 June 2007 the net borrowings would have increased from £0.6bn to just over £1.6bn.

Net borrowings include interest accruals, certain financial derivatives and, at 30 June 2006, the liability element of convertible preference shares. The element related to derivative financial instruments is set out below.

	As at 30.6.07 £m	As at 30.6.06 £m	As at 31.12.06 £m
Net borrowings excluding derivative financial instruments and convertible preference shares	**661**	1,398	1,277
Liability element of convertible preference shares	**-**	70	-
Derivative financial instruments	**(80)**	(74)	(105)
Net borrowings	**581**	1,394	1,172

Derivative financial instruments comprise instruments relating to net borrowings (eg cross currency and interest rate swaps) and those related to other business transactions (eg forward commodity and forward foreign exchange deals). Total derivative financial instruments are set out below.

	As at 30.6.07 £m	As at 30.6.06 £m	As at 31.12.06 £m
Cross currency swaps	**84**	73	102
Interest rate swaps	**(4)**	1	3
Derivative financial instruments included in net borrowings	**80**	74	105
Other derivative financial instruments	**21**	43	29
Total derivative financial instruments	**101**	117	134

Financial risk management

Rexam's financial risk management is based upon sound economic objectives and good corporate practice.

Derivative and other financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board, which are monitored by its Finance Committee. The Group's major hedging activities are to mitigate the following risks.

(i) Commodity price and currency transaction risks for aluminium purchases made by its European Beverage Can operation.
(ii) Fair value and cash flow interest rate risks associated with the MTNs; and
(iii) Currency translation risks of net assets in overseas subsidiaries.

The Group has not used derivative financial instruments for purposes other than for hedging its exposures.

To avoid income statement volatility, and where such benefits outweigh the costs of compliance, the Group has designated many of its economic hedges as hedging instruments under IAS39. However, for certain effective economic hedging relationships such hedge accounting treatment is not permitted under IFRS. Where hedge accounting is not achieved, fair value movements on derivatives are recorded in the consolidated income statement which could give rise to earnings volatility.

It is the Group's policy to maintain a range of maturity dates for its borrowings, and to refinance them at the appropriate time so as to reduce refinancing risk. The issue of longer term borrowings, either through the MTN programme or through a subordinated bond, is a key element of the Group's debt and financial risk management process. Fixed rate MTNs, in sterling and euros, were issued in 2002 and, simultaneous to issue, were swapped into floating rate euros and US dollars. A €700m MTN, to mature in March 2013, was issued in March 2006; largely in an exchange offer for €425m of the €550m MTN due to mature in March 2007. The €750m subordinated bond issued in June 2007 was swapped into US dollars, at floating rates, to enable it to partly fund the acquisition of O-I Plastics. Although the subordinated bond matures in 2067, Rexam has the option to redeem after 10 years or on any interest payment date thereafter.

Dividends

The Board has approved an interim dividend of 8.3p per ordinary share, an increase of 5% on last year. The dividend will be paid on 6 November 2007 to holders of ordinary shares registered on 12 October 2007.

Changes to the board

Leslie Van de Walle became a director in January and took over as Chief Executive Officer on 1 February when Lars Emilson retired from the Board.

At the AGM in May, David Tucker retired from the Board after ten years as a non executive director. He will retain his contact with the Company as chairman of the Rexam PLC Retirement Benefits Committee.

Outlook

Rexam, with its leading positions in Beverage Cans and in Plastic Packaging, following the O-I Plastics acquisition, now has two significant and strategically well positioned global businesses with good growth prospects. We have also stated that 2007 will be a year of significant capital investment in growth projects.

The first half of 2007 was every bit as challenging as we expected. In the second half, we will maintain our focus on results delivery, especially margin improvement, and we continue to anticipate that the year as a whole will be in line with our expectations.

Consolidated income statement

	Note	Unaudited 6 months to 30.6.07 £m	Unaudited 6 months to 30.6.06 restated £m	Audited year to 31.12.06 restated £m
Continuing operations:				
Sales	2	**1,688**	1,637	3,301
Operating expenses		**(1,542)**	(1,441)	(2,927)
Underlying operating profit	2	**148**	178	375
Retirement benefit obligations exceptional items	3	**4**	40	53
Restructuring and integration of businesses	3	**-**	(15)	(29)
Other exceptional items	3	**(6)**	(7)	(25)
Operating profit	2	**146**	196	374
Share of underlying post tax (losses)/profits of associates and joint ventures		**(1)**	-	1
Share of exceptional post tax profits of associates and joint ventures	3	**-**	8	8
Share of post tax (losses)/profits of associates and joint ventures		**(1)**	8	9
Retirement benefit obligations net finance cost	4	**(6)**	(13)	(22)
Underlying interest expense		**(48)**	(48)	(103)
Financing derivative market value changes	3	**1**	7	7
Early redemption of convertible preference shares	3	**-**	-	(10)
Interest expense		**(47)**	(41)	(106)
Interest income		**5**	4	13
Underlying profit before tax		**98**	121	264
Retirement benefit obligations exceptional items		**4**	40	53
Restructuring and integration of businesses		**-**	(15)	(29)
All other exceptional items		**(5)**	8	(20)
Profit before tax		**97**	154	268
Tax on underlying profit		**(29)**	(30)	(64)
Tax on exceptional items		**-**	(10)	(9)
Tax	5	**(29)**	(40)	(73)
Profit for the financial period from continuing operations		**68**	114	195
Discontinued operations:				
Profit for the financial period from discontinued operations	11	**67**	11	28
Total profit for the financial period		**135**	125	223
Basic earnings per share (pence)				
Continuing operations		**11.5**	20.5	34.7
Discontinued operations		**11.4**	2.0	5.0
Total	6	**22.9**	22.5	39.7
Diluted earnings per share (pence)				
Continuing operations		**11.5**	20.1	34.7
Discontinued operations		**11.4**	1.9	5.0
Total	6	**22.9**	22.0	39.7

An interim dividend for 2007 of 8.3p per ordinary share has been declared and is payable on 6 November 2007. The interim dividend for 2006 of 7.9p per share was paid on 2 November 2006. The final dividend for 2006 of 11.1p per share was paid on 6 June 2007. For further details of equity dividends declared and paid see note 7.

Consolidated balance sheet

	Unaudited as at 30.6.07 £m	Unaudited as at 30.6.06 restated £m	Audited as at 31.12.06 restated £m
ASSETS			
Non current assets			
Goodwill	**1,319**	1,459	1,399
Other intangible assets	**118**	142	133
Property, plant and equipment	**1,015**	1,206	1,190
Investments in associates and joint ventures	**42**	37	32
Deferred tax assets	**181**	241	234
Retirement benefit obligations surplus (Note 4)	**74**	-	-
Trade and other receivables	**43**	36	45
Available for sale financial assets	**21**	24	22
Derivative financial instruments	**98**	77	116
	2,911	3,222	3,171
Current assets			
Inventories	**301**	389	354
Trade and other receivables	**510**	546	504
Available for sale financial assets	**1**	4	1
Derivative financial instruments	**35**	62	32
Cash and cash equivalents	**879**	108	138
Assets classified as held for sale	**25**	41	22
	1,751	1,150	1,051
Total assets	**4,662**	4,372	4,222
LIABILITIES			
Current liabilities			
Borrowings	**(191)**	(258)	(275)
Derivative financial instruments	**(17)**	(22)	(13)
Current tax	**(10)**	(2)	(8)
Trade and other payables	**(687)**	(677)	(678)
Provisions	**(11)**	(18)	(18)
Liabilities classified as held for sale	**(12)**	(17)	(9)
	(928)	(994)	(1,001)
Non current liabilities			
Borrowings	**(1,349)**	(1,318)	(1,140)
Derivative financial instruments	**(15)**	-	(1)
Retirement benefit obligations (Note 4)	**(340)**	(532)	(514)
Deferred tax liabilities	**(173)**	(166)	(168)
Non current tax	**(80)**	(98)	(82)
Other payables	**(25)**	(36)	(36)
Provisions	**(27)**	(28)	(31)
	(2,009)	(2,178)	(1,972)
Total liabilities	**(2,937)**	(3,172)	(2,973)
Net assets	**1,725**	1,200	1,249
EQUITY			
Ordinary share capital	**413**	358	375
Convertible preference share capital	**-**	1	-
Share premium account	**1,002**	756	759
Capital redemption reserve	**351**	279	351
Retained earnings	**(1)**	(234)	(216)
Fair value and other reserves	**(42)**	40	(22)
Shareholders' equity	**1,723**	1,200	1,247
Minority interests	**2**	-	2
Total equity (Note 8)	**1,725**	1,200	1,249

Consolidated cash flow statement

	Unaudited 6 months to 30.6.07 £m	Unaudited 6 months to 30.6.06 £m	Audited year to 31.12.06 £m
Cash flows from operating activities			
Cash generated from operations (Note 10)	**189**	202	517
Interest paid	**(62)**	(61)	(101)
Tax paid	**(22)**	(29)	(58)
Net cash flows from operating activities	**105**	112	358
Cash flows from investing activities			
Capital expenditure	**(134)**	(89)	(214)
Proceeds from sale of property, plant and equipment	**-**	1	9
Acquisition of subsidiaries net of cash and cash equivalents acquired	**(6)**	(186)	(202)
Proceeds from sale of subsidiaries net of cash and cash equivalents disposed	**265**	-	19
Acquisition of joint venture	**(11)**	-	-
Proceeds from sale of associates	**-**	1	2
Repayment of loan by a joint venture	**-**	-	3
Sale of properties surplus to requirements	**-**	-	5
Interest received	**3**	6	12
Net cash flows from investing activities	**117**	(267)	(366)
Cash flows from financing activities			
Movement in borrowings and financing derivatives	**291**	203	116
Proceeds from issue of share capital	**281**	10	13
Purchase of Rexam shares by Employee Share Trust	**-**	(4)	(4)
Dividends paid to equity shareholders	**(65)**	(59)	(103)
Net cash flows from financing activities	**507**	150	22
Net increase/(decrease) in cash and cash equivalents	**729**	(5)	14
Cash and cash equivalents at the beginning of the year	**14**	(4)	(4)
Exchange differences	**2**	-	3
Transfer to assets and liabilities classified as held for sale	**(3)**	-	1
Net increase/(decrease) in cash and cash equivalents	**729**	(5)	14
Cash and cash equivalents at the end of the period	**742**	(9)	14
Cash and cash equivalents comprise:			
Cash at bank and in hand	**184**	59	63
Short term bank deposits	**695**	49	75
Bank overdrafts	**(137)**	(117)	(124)
	742	(9)	14

Consolidated statement of recognised income and expense

	Unaudited 6 months to 30.6.07 £m	Unaudited 6 months to 30.6.06 £m	Audited year to 31.12.06 £m
Exchange differences	**(13)**	(18)	(95)
Actuarial gains on retirement benefit obligations	**203**	194	155
Tax on actuarial gains on retirement benefit obligations	**(60)**	(62)	(48)
Net investment hedges	**-**	1	28
Cash flow hedges recognised	**4**	29	32
Tax on cash flow hedges	**3**	(1)	4
Cash flow hedges transferred to inventory	**(14)**	(26)	(44)
Cash flow hedges transferred to the income statement	**2**	-	(1)
Fair value losses on available for sale financial assets	**(1)**	(1)	-
Sale of available for sale financial assets	**-**	-	(2)
Net profit recognised directly in equity	**124**	116	29
Profit for the financial period	**135**	125	223
Total recognised income and expense for the period attributable to Rexam PLC	**259**	241	252

Notes to the interim consolidated financial statements

1 Basis of preparation and accounting policies

The unaudited interim consolidated financial statements of Rexam PLC for the six months to 30 June 2007 are set out on pages 18 to 29. They have been prepared in accordance with the Listing Rules of the Financial Services Authority. Rexam has chosen not to adopt IAS34 "Interim Financial Statements" in preparing the interim consolidated financial statements and therefore they are not in full compliance with IFRS. In preparing the interim consolidated financial statements, management has used the principal accounting policies set out in the Rexam Annual Report 2006.

In preparing the interim consolidated financial statements, the following restatements have been made to the comparative amounts.

(i) The interim consolidated financial statements have been restated for the discontinuance of the Glass segment.

(ii) The consolidated balance sheets as at 30 June 2006 and as at 31 December 2006 have been restated for fair value adjustments applied to prior year acquisitions.

(iii) The segment analysis for the six months to 30 June 2006 has been restated for the proposed disposal of the Petainer refillable bottle business which has been moved from "Plastic Packaging" to "Disposals and businesses for sale".

The interim consolidated financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense for the year to 31 December 2006 and the consolidated balance sheet as at 31 December 2006 are an abridged statement of the full consolidated financial statements for that year which have been delivered to the Registrar of Companies. The independent auditors' report on the consolidated financial statements for the year to 31 December 2006 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

The preparation of financial statements in conformity with generally accepted accounting principles requires the directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported income and expense during the reporting periods. Although these judgements and assumptions are based on the directors' best knowledge of the amount, events or actions, actual results may differ from those estimates.

2 Segment analysis

	Sales £m	Underlying operating profit £m	Underlying return on sales %	Operating profit £m
(i) 6 months to 30.6.07				
Continuing operations:				
Beverage Cans	**1,297**	**105**	**8.1**	**108**
Plastic Packaging	**369**	**41**	**11.1**	**36**
Disposals and businesses for sale	**22**	**2**	**9.1**	**2**
	1,688	**148**	**8.8**	**146**
Share of post tax losses of associates and joint ventures				**(1)**
Retirement benefit obligations net finance cost				**(6)**
Net interest expense				**(42)**
Profit before tax				**97**
Tax				**(29)**
Profit for the financial period				**68**
Discontinued operations:				
Profit for the financial period				**67**
Total profit for the financial period				**135**
(ii) 6 months to 30.6.06 - restated				
Continuing operations:				
Beverage Cans	1,224	136	11.1	169
Plastic Packaging	358	38	10.6	23
Disposals and businesses for sale	55	4	7.3	4
	1,637	178	10.9	196
Share of post tax profits of associates and joint ventures				8
Retirement benefit obligations net finance cost				(13)
Net interest expense				(37)
Profit before tax				154
Tax				(40)
Profit for the financial period				114
Discontinued operations:				
Profit for the financial period				11
Total profit for the financial period				125
(iii) Year to 31.12.06 - restated				
Continuing operations:				
Beverage Cans	2,490	289	11.6	325
Plastic Packaging	720	81	11.3	47
Disposals and businesses for sale	91	5	5.5	2
	3,301	375	11.4	374
Share of post tax profits of associates and joint ventures				9
Retirement benefit obligations net finance cost				(22)
Net interest expense				(93)
Profit before tax				268
Tax				(73)
Profit for the financial year				195
Discontinued operations:				
Profit for the financial year				28
Total profit for the financial year				223

3 Exceptional items – continuing operations

	6 months to 30.6.07 £m	6 months to 30.6.06 £m	Year to 31.12.06 £m
Exceptional items included in operating profit:			
Retirement benefit obligations (net of legal costs)	**4**	40	53
Restructuring and integration of businesses:			
Restructuring of existing businesses	**-**	(10)	(21)
Integration of new businesses	**-**	(5)	(8)
	-	(15)	(29)
Other exceptional items:			
Amortisation of acquired intangible assets	**(6)**	(4)	(11)
Litigation claim	**-**	-	(8)
Disposal of businesses	**-**	-	(3)
Recognition of deferred tax assets on prior year acquisitions	**-**	(3)	(3)
	(6)	(7)	(25)
Exceptional items included in share of post tax profits of associates:			
Sale of land and property of associate	**-**	8	8
Exceptional items included in interest expense:			
Financing derivative market value changes	**1**	7	7
Early redemption of convertible preference shares	**-**	-	(10)
	1	7	(3)
Total exceptional items included in profit before tax	**(1)**	33	4
Tax on exceptional items	**-**	(10)	(9)
Total exceptional items - continuing operations	**(1)**	23	(5)

4 Retirement benefit obligations

	Defined benefit pensions £m	Other pensions £m	Total pensions £m	Retiree medical £m	Gross retirement benefit obligations £m	Deferred tax £m	Net retirement benefit obligations £m
At 1 January 2007	**(326)**	**(22)**	**(348)**	**(163)**	**(511)**	**146**	**(365)**
Exchange differences	**3**	**-**	**3**	**2**	**5**	**(1)**	**4**
Current service cost - continuing operations	**(7)**	**(3)**	**(10)**	**(1)**	**(11)**	**2**	**(9)**
Exceptional items - continuing operations	**-**	**-**	**-**	**5**	**5**	**(2)**	**3**
Total included in operating profit - continuing operations	**(7)**	**(3)**	**(10)**	**4**	**(6)**	**-**	**(6)**
Net finance cost - continuing operations	**(1)**	**-**	**(1)**	**(5)**	**(6)**	**2**	**(4)**
Current service cost - discontinued operations	**(1)**	**(1)**	**(2)**	**-**	**(2)**	**-**	**(2)**
Adjustment on disposal - discontinued operations	**20**	**5**	**25**	**-**	**25**	**(1)**	**24**
Total - discontinued operations	**19**	**4**	**23**	**-**	**23**	**(1)**	**22**
Actuarial changes	**203**	**-**	**203**	**-**	**203**	**(60)**	**143**
Cash contributions and benefits aid	**18**	**4**	**22**	**6**	**28**	**(7)**	**21**
Transfers	**1**	**-**	**1**	**-**	**1**	**-**	**1**
At 30 June 2007	**(90)**	**(17)**	**(107)**	**(156)**	**(263)**	**79**	**(184)**

The balance for net retirement benefit obligations at 30 June 2007 of £184m is included in the consolidated balance sheet as retirement benefit obligations surplus of £74m, retirement benefit obligations of £340m, other receivables of £3m, deferred tax assets of £101m and deferred tax liabilities of £22m.The principal assumptions as at 30 June 2007 compared with those as at 31 December 2006 are set out below.

	UK 30.6.07 %	USA 30.6.07 %	Other 30.6.07 %	UK 31.12.06 %	USA 31.12.06 %	Other 31.12.06 %
Future salary increases	**4.80**	**4.50**	**3.04**	4.40	4.50	2.89
Future pension increases	**3.30**	**-**	**2.03**	3.00	-	1.95
Discount rate	**5.70**	**6.00**	**4.23**	5.00	5.75	4.46
Inflation rate	**3.30**	**2.50**	**2.03**	3.00	2.50	1.95
Expected return on plan assets (net of administration expenses):						
Equities	**7.37**	**7.24**	**7.15**	7.37	7.24	6.88
Bonds	**4.62**	**4.37**	**3.65**	4.62	4.37	4.08
Cash	**4.87**	**2.96**	**3.35**	4.87	2.96	4.05
Annual increase in healthcare costs		**9 to 5**			13 to 5	

The mortality assumptions used in valuing the liabilities of the UK pension plan are based on the standard tables PA92 as published by the Institute and Faculty of Actuaries. These tables are adjusted to reflect the circumstances of the plan membership. The life expectancy assumed for male pensioners aged 65 is 19.6 years and for female pensioners aged 65 is 22.4 years. The mortality assumptions used in valuing the liabilities of the US pension plans are based on the RP2000 combined active and retiree mortality table projected to 2007 weighted 70 % blue collar and 30 % white collar. The life expectancy assumed for male pensioners aged 65 is 17.8 years and for female pensioners aged 65 is 20.2 years.

5 Tax

	6 months to 30.6.07 £m	6 months to 30.6.06 restated £m	Year to 31.12.06 restated £m
Continuing operations:			
UK	**(6)**	(5)	(15)
Overseas	**(23)**	(35)	(58)
	(29)	(40)	(73)
Discontinued operations:			
UK	**(3)**	-	-
Overseas	**(12)**	(5)	(11)
	(15)	(5)	(11)

The tax charge on underlying profit for the six month periods is calculated by reference to the estimated effective tax rate for the full year. Tax on exceptional items is based on the expected tax impact of each item.

6 Earnings per share

(i) Basic earnings per share

	6 months to 30.6.07 Pence	6 months to 30.6.06 restated Pence	Year to 31.12.06 restated Pence
Continuing operations	**11.5**	20.5	34.7
Discontinued operations	**11.4**	2.0	5.0
Total	**22.9**	22.5	39.7
	£m	£m	£m
Profit for the financial period from continuing operations	**68**	114	195
Profit for the financial period from discontinued operations	**67**	11	28
Total profit for the financial period	**135**	125	223
	Millions	Millions	Millions
Weighted average number of shares in issue	**588.4**	555.1	561.3

(ii) Diluted earnings per share

	6 months to 30.6.07 Pence	6 months to 30.6.06 restated Pence	Year to 31.12.06 restated Pence
Continuing operations	**11.5**	20.1	34.7
Discontinued operations	**11.4**	1.9	5.0
Total	**22.9**	22.0	39.7
	£m	£m	£m
Profit for the financial period from continuing operations	**68**	114	195
Dilution on conversion of convertible preference shares	**-**	3	-
Diluted profit for the financial period from continuing operations	**68**	117	195
Profit for the financial period from discontinued operations	**67**	11	28
Total diluted profit for the financial period	**135**	128	223
	Millions	Millions	Millions
Weighted average number of shares in issue	**588.4**	555.1	561.3
Dilution on conversion of outstanding share options	**0.8**	1.4	0.8
Dilution on conversion of convertible preference shares	**-**	24.3	-
Weighted average number of shares in issue on a diluted basis	**589.2**	580.8	562.1

(iii) Underlying earnings per share - based on continuing operations

	6 months to 30.6.07 Pence	6 months to 30.6.06 restated Pence	Year to 31.12.06 restated Pence
Underlying earnings per share	**11.7**	16.4	35.6
	£m	£m	£m
Underlying profit before tax	**98**	121	264
Tax on underlying profit	**(29)**	(30)	(64)
Underlying profit for the financial period	**69**	91	200
	Millions	Millions	Millions
Weighted average number of shares in issue	**588.4**	555.1	561.3

7 Equity dividends

	6 months to 30.6.07 £m	6 months to 30.6.06 £m	Year to 31.12.06 £m
Final dividend for 2006 of 11.1p paid on 6 June 2007	**65**	-	-
Interim dividend for 2006 of 7.9p paid on 2 November 2006	-	-	44
Final dividend for 2005 of 10.6p paid on 5 June 2006	-	59	59
	65	59	103

An interim dividend per ordinary share of 8.3p has been declared for 2007 and is payable on 6 November 2007. This dividend has not been accrued in these interim consolidated financial statements. The dividend will absorb £53m of retained earnings.

8 Movements in equity

	Ordinary share capital £m	Share premium account £m	Capital redemption reserve £m	Retained earnings £m	Fair value and other reserves £m	Minority interests £m	Total equity £m
At 1 January 2007	**375**	**759**	**351**	**(216)**	**(22)**	**2**	**1,249**
Exchange differences	-	-	-	-	**(13)**	-	**(13)**
Actuarial gains on retirement benefit obligations	-	-	-	**203**	-	-	**203**
Tax on actuarial gains on retirement benefit obligations	-	-	-	**(60)**	-	-	**(60)**
Cash flow hedges recognised	-	-	-	-	**4**	-	**4**
Tax on cash flow hedges	-	-	-	-	**3**	-	**3**
Cash flow hedges transferred to inventory	-	-	-	-	**(14)**	-	**(14)**
Cash flow hedges transferred to the income statement	-	-	-	-	**2**	-	**2**
Fair value losses on available for sale financial assets	-	-	-	-	**(1)**	-	**(1)**
Net profit/(loss) recognised directly in equity	-	-	-	**143**	**(19)**	-	**124**
Profit for the financial period	-	-	-	**135**	-	-	**135**
Total recognised profit/(loss) for the period	-	-	-	**278**	**(19)**	-	**259**
Placing of Rexam PLC shares	**38**	**242**	-	-	-	-	**280**
Share option schemes value of services provided	-	-	-	**2**	-	-	**2**
Share option schemes proceeds from shares issued	-	**1**	-	-	-	-	**1**
Transfer on disposal of Glass business	-	-	-	-	**(1)**	-	**(1)**
Payment of final dividend for 2006	-	-	-	**(65)**	-	-	**(65)**
At 30 June 2007	**413**	**1,002**	**351**	**(1)**	**(42)**	**2**	**1,725**

9 Movements in net borrowing

	Cash and cash equivalents and bank overdrafts £m	Bank loans £m	Subordinated bond £m	Medium term notes £m	Finance leases £m	Financing derivative financial instruments £m	Net borrowings £m
At 1 January 2007	**14**	**(313)**	**-**	**(958)**	**(20)**	**105**	**(1,172)**
Disposal of Glass business	**-**	**142**	**-**	**-**	**-**	**-**	**142**
Cash flow movements	**729**	**136**	**(499)**	**138**	**4**	**(12)**	**496**
Non cash movements	**(1)**	**(16)**	**3**	**(19)**	**(1)**	**(13)**	**(47)**
At 30 June 2007	**742**	**(51)**	**(496)**	**(839)**	**(17)**	**80**	**(581)**

Financing derivative financial instruments are those that relate to underlying items of a financial nature. At 30 June 2007 these comprised interest rate swaps and cross currency swaps.

10 Reconciliation of profit before tax to cash generated from operations

	6 months to 30.6.07 £m	6 months to 30.6.06 restated £m	Year to 31.12.06 restated £m
Continuing operations:			
Profit before tax	**97**	154	268
Adjustments for:			
Net interest expense	**42**	37	93
Share of post tax losses/(profits) of associates and joint ventures	**1**	(8)	(9)
Depreciation of property, plant and equipment	**60**	62	122
Amortisation of intangible assets	**11**	9	21
Impairment	**-**	5	7
Movement in provisions	**(5)**	3	10
Changes in working capital	**(35)**	(42)	(8)
Movement in retirement benefit obligations	**(14)**	(40)	(63)
Other adjustments	**8**	5	2
Cash generated from continuing operations	**165**	185	443
Discontinued operations:			
Profit before tax	**26**	16	39
Adjustments for:			
Depreciation of property, plant and equipment	**7**	19	37
Amortisation of intangible assets	**-**	1	1
Impairment	**1**	5	10
Disposal of intangible assets	**-**	-	3
Movement in grants	**(1)**	(8)	(18)
Changes in working capital	**(9)**	(16)	2
Cash generated from discontinued operations	**24**	17	74
Cash generated from operations	**189**	202	517

11 Discontinued operations

On 21 June 2007 Rexam sold its Glass business to Ardagh Glass Group PLC. The disposal has been classified as a discontinued operation in these interim consolidated financial statements. A summary of the Glass results and cash flows is set out below.

	6 months to 30.6.07 £m	6 months to 30.6.06 £m	Year to 31.12.06 £m
Sales	**213**	208	437
Operating expenses	**(187)**	(192)	(397)
Operating profit	**26**	16	40
Retirement benefit obligations net finance cost	**-**	-	(1)
Profit before tax	**26**	16	39
Tax	**(8)**	(5)	(11)
Profit after tax	**18**	11	28
Profit on disposal (net of tax of £7m)	**49**	-	-
Profit for the financial period from discontinued operations	**67**	11	28
Net cash inflow from operating activities	**23**	15	71
Net cash outflow from investing activities	**(17)**	(15)	(46)
Net cash (outflow)/inflow from financing activities	**(5)**	6	(15)
Net cash flow	**1**	6	10

Glass has been classified as a disposal group held for sale from 12 March 2007 (the date of announcement of agreement to sell to Ardagh) up to 21 June 2007 (the date of actual sale). Accounting rules state that depreciation and amortisation should not be charged on a disposal group held for sale. Accordingly, depreciation and amortisation of £11m have not been charged with respect to Glass for the period 12 March 2007 to 21 June 2007. Had depreciation and amortisation been charged, operating profit and profit before tax for the six months to 30 June 2007 would have been £15m.

12 A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC, 4 Millbank, London SW1P 3XR and is also on Rexam's website, www.rexam.com.

Independent auditors' review report to Rexam PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated balance sheet, the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
London
31 July 2007

Notes:

(a) The maintenance and integrity of the Rexam PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

END